Exhibit (d)(9)

Schedule A

Limited Liability Companies and Portfolios Covered by the Sub-Advisory Agreement, dated as of April 1, 2015, between

Fidelity Investments Money Management, Inc.

and

FMR Investment Management (U.K.) Limited

Name of LLC	Name of Portfolio	Type of Fund	Effective Date
Fidelity Central Investment Portfolios II LLC	Fidelity Tactical Income Central Fund	Fixed-Income	06/19/2008
Fidelity Central Investment Portfolios II LLC	Fidelity Mortgage Backed Securities Central Fund	Fixed-Income	06/19/2008
Fidelity Central Investment Portfolios II LLC	Fidelity Inflation-Protected Bond Index Central Fund	Fixed-Income	01/19/2012

Agreed and Accepted

as of April 1, 2015

Fidelity Investments Money Management, Inc.		FMR Investment Management (U.K.) Limited
By:	/s/William E. Dailey	By:	/s/Mark Flaherty
Name:	William E. Dailey	Name:	Mark Flaherty
Title:	Treasurer	Title:	Director